      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                          HOMECOM COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                   58-2153309
         (State of incorporation)              (I.R.S. Employer Identification No.)

                             BUILDING 14, SUITE 100
                               3535 PIEDMONT ROAD
                             ATLANTA, GEORGIA 30305
                                 (404) 237-4646
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   HARVEY SAX
                            CHIEF EXECUTIVE OFFICER
                          HOMECOM COMMUNICATIONS, INC.
                             BUILDING 14, SUITE 100
                             ATLANTA, GEORGIA 30305
                                 (404) 237-4646
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------
                                   COPIES TO:

                                RAYMOND L. MOSS
                          SIMS MOSS KLINE & DAVIS LLP
                      400 NORTHPARK TOWN CENTER, SUITE 310
                           1000 ABERNATHY ROAD, N.E.
                             ATLANTA, GEORGIA 30328
                                 (770) 481-7200
                         ------------------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement until April 14, 2002, or until such earlier time that all of the shares registered hereunder have been sold.
                         ------------------------------
    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------
                        CALCULATION OF REGISTRATION FEE

  TITLE OF EACH CLASS OF           AMOUNT TO BE        PROPOSED MAXIMUM OFFERING  PROPOSED MAXIMUM AGGREGATE
SECURITIES TO BE REGISTERED       REGISTERED(1)             PRICE PER SHARE           OFFERING PRICE(2)
Common Stock, par value
  $0.0001 per share.......       1,808,293 shares               $1.17                    $2,115,703

  TITLE OF EACH CLASS OF            AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTRATION FEE
Common Stock, par value
  $0.0001 per share.......           $558.55

(1) Shares of common stock which may be offered by selling stockholders pursuant to this Registration Statement consist of shares issuable upon conversion of $2,127,000 principal amount of Series E Convertible Preferred Stock and upon exercise of warrants to purchase 66,667 shares of common stock. In connection with the sale of the Series E Convertible Preferred Stock and the warrants, HomeCom agreed to file a registration statement covering at least 1,808,293 shares of common stock issuable upon conversion of the Series E Convertible Preferred Stock and exercise of the warrants. If all the Series E Convertible Preferred Stock had been converted as of May 9, 2000, the conversion price would have been $1.49 per common share, and approximately 1,427,520 shares of common stock would have been issuable as a result of such conversion. An additional 66,667 shares of common stock would be issuable if all the warrants were exercised. This registration statement covers a further 314,106 shares of common stock in the event the actual number of shares issuable upon conversion of the Series E Convertible Preferred Stock or upon exercise of the warrants increases as a result of adjustments in the conversion or exercise prices. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the Series E Convertible Preferred Stock and exercise of the warrants, as this number of shares may be adjusted solely as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 of Regulation C under the Securities Act of 1933, but such number of shares does not include additional shares that may be issuable due to the operation of the conversion formula applicable to the Series E Convertible Preferred Stock. Rule 416 does not apply to any additional shares that would be issuable to holders of the Series E Convertible Preferred Stock as a result of changes in the market price of the Common Stock, and HomeCom is not relying on Rule 416 to register any additional shares issuable as a result of the operation of the conversion formulas applicable to the Series E Convertible Preferred Stock.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq SmallCap Market(TM) on May 30, 2000, in accordance with Rule 457 under the Securities Act of 1933.
                         ------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS
                   SUBJECT TO COMPLETION, DATED JUNE 1, 2000
                                1,808,293 SHARES
                          HOMECOM COMMUNICATIONS, INC.
                                  COMMON STOCK

                            ------------------------

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BEGINNING ON PAGE 2 IN DETERMINING WHETHER TO PURCHASE SHARES OF HOMECOM.

                            ------------------------

    These shares of common stock are being offered by the selling shareholder identified on page 13 of this prospectus in the section entitled "Selling Shareholder." The selling shareholder may sell these shares from time to time:

    - on the Nasdaq SmallCap Market(TM);

    - on the over-the-counter market;

    - in transactions directly with market makers; or

    - in privately negotiated transactions.

    We will not receive any portion of the proceeds from the sale of these shares.

    HomeCom's common stock is quoted on the Nasdaq SmallCap Market under the symbol HCOM.

    The selling shareholder will determine the price of the shares independent of HomeCom. On May 30, 2000, the last sale price of the common stock on the Nasdaq SmallCap Market was $1.125 per share.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  The date of this prospectus is June   , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY.....................................................      3
RISK FACTORS................................................      4
USE OF PROCEEDS.............................................     12
ISSUANCE OF SHARES TO SELLING SHAREHOLDER...................     13
SELLING SHAREHOLDER.........................................     13
ADDITIONAL INFORMATION REGARDING BENEFICIAL OWNERSHIP OF
  SHARES BY THE SELLING SHAREHOLDER.........................     14
PLAN OF DISTRIBUTION........................................     14
DESCRIPTION OF CAPITAL STOCK................................     15
LEGAL MATTERS...............................................     30
EXPERTS.....................................................     30
WHERE YOU CAN FIND MORE INFORMATION.........................     30

    We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                    SUMMARY

    HomeCom Communications, Inc. was organized in 1994 to provide complex web-based software applications and integration services to businesses seeking to take advantage of the Internet. In the fourth quarter of 1997, the Company made a strategic decision to move away from horizontally focused Internet Web design and hosting services to become a vertically focused Web design, financial applications and solutions provider to the financial services market, including banking, insurance, securities brokerage firms and other financially oriented web portals.

    HomeCom develops and markets specialized software applications, products and services that enable financial institutions and their customers to use the Internet and intranets/extranets to obtain and communicate important business information, conduct commercial transactions and improve business productivity. HomeCom's principal mission is to enable financial institutions to establish electronic channels to consumers and conduct business by providing secure, innovative, Internet-based applications to the banking, insurance and brokerage industries. As a B2B, or business to business, technology provider to this electronic channel, HomeCom intends to continually enrich the content of its proprietary applications; host and maintain its own as well as third party software applications; and to provide strategic design, consulting, and development services to financial institutions on e-commerce and web marketing. HomeCom derives revenue from professional web development services, software licensing, application development, insurance and securities sales commissions, and hosting and transactions fees. HomeCom has grown to approximately 76 full-time employees and occupies approximately 38,900 square feet of office space with offices in Atlanta, Houston, New York City, and the Chicago area.

    HomeCom's proprietary web solutions, which are built around industry standards such as Open Financial Exchange or OFX, are designed to enable its clients to increase revenues, achieve distinct competitive advantages, reduce costs, and improve customer support. HomeCom provides Internet/ intranet solutions in three areas: (i) the design, development and integration of customized software applications, including World Wide Web site development and related network outsourcing; (ii) the development, sale and integration of HomeCom's existing software applications into the client's operations; and,
(iii) security consulting and integration services. In October, 1999, we sold our security consulting and integration services operations and entered into a joint marketing program with the acquiror, Infrastructure Defense Inc.

    As used in this prospectus, HomeCom refers to HomeCom Communications, Inc., a Delaware corporation, and its wholly owned subsidiaries. HomeCom was incorporated on December 2, 1994, under the laws of Delaware. Our principal executive offices are located at Building 14, Suite 100, 3535 Piedmont Road, Atlanta, Georgia 30305 and our telephone number is (404) 237-4646.

                                  RISK FACTORS

FORWARD-LOOKING STATEMENTS

    This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act, including certain statements contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning HomeCom's expectations, beliefs, or strategies regarding increased future revenues and operations, and certain statements contained under "Business" concerning the development and marketing of customized internet applications and security consulting services and the effect of market conditions and competition. When used in this prospectus, the words "believes," "intends," "anticipates" and similar expressions are intended to identify forward-looking statements. All forward-looking statements included in this prospectus are based on information available to HomeCom on the date hereof, and HomeCom assumes no obligation to update any such forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected or implied by such forward-looking statements. Such risks and uncertainties include the timing and acceptance of new product introductions, the actions of HomeCom's competitors and business partners, and the factors discussed below.

WE WILL REQUIRE ADDITIONAL CAPITAL TO FINANCE OUR OPERATING LOSSES AND CAPITAL REQUIREMENTS

    We have incurred, and expect to continue to incur, substantial operating losses, and we will require substantial sums of cash in our operations for an indefinite period. We may also need to spend significant amounts of cash to:

    - fund continued growth, and offset operating losses;

    - take advantage of unanticipated opportunities, such as major strategic alliances or other special marketing opportunities, acquisitions of complementary businesses or assets, or the development of new products; or

    - react to unanticipated developments or competitive pressures.

    On September 7, 1999, we announced a restructuring of our business consistent with our core internet banking, insurance offerings, and professional services operations. This restructuring resulted in a reduction of expenses in 1999 of approximately $750,000 and a reduction in our personnel by about 60 employees, to about 90 employees (after taking into effect the divestiture of our security consulting and integration division). There is no such assurance that such actions will be sufficient to allow HomeCom to continue as a going concern. HomeCom currently only has sufficient working capital to last until approximately September 30, 2000. If HomeCom exhausts its current sources of capital and is not able to obtain additional capital, HomeCom will be required to undertake additional steps to continue its operations. Such steps may include further reduction of HomeCom's operating costs and other expenditures, including additional reductions of personnel and suspension of salary increases and capital expenditures. If such measures are not sufficient, HomeCom may elect to implement other cost reduction actions as HomeCom may determine are necessary and in HomeCom's best interests, including the possible sale of some or all of HomeCom's business lines. Any such actions undertaken may limit HomeCom's opportunities to realize continued increases in sales and HomeCom may not be able to reduce its costs in amounts sufficient to achieve break-even or profitable operations. If HomeCom exhausts its sources of capital, and subsequent cost reduction measures are not sufficient to allow HomeCom to achieve positive cash flows, HomeCom will be forced to seek protection from its creditors. The aforementioned factors raise substantial doubt about HomeCom's ability to continue as a going concern. The financial statements incorporated by reference in this prospectus have been prepared assuming HomeCom is a going concern and do not include any adjustments that might result should HomeCom be unable to continue as a going concern.

    We have engaged Raymond James & Associates, Inc. to assist us in evaluating strategic alternatives.

WE HAVE A LIMITED OPERATING HISTORY

    We have a limited operating history. Our growth plans are subject to the risks, expenses, and uncertainties frequently encountered by young companies that operate exclusively in the new and evolving markets for internet products and services. If we fail to achieve our growth plans, our prospects, and the market for our shares, will be adversely affected. Successfully implementing our growth plans depends on the following factors:

    - Our ability to attract, retain, and motivate qualified people;

    - Our ability to upgrade and commercialize products and services;

    - Our ability to effectively integrate the technology and operations of businesses or technologies we have acquired; and

    - Our development or acquisition of services or products equal or superior to those of our competitors.

WE EXPECT TO INCUR CONTINUED LOSSES

    As of March 31, 2000, we had an accumulated deficit of approximately
$17.4 million. We expect to continue to experience significant losses for an indefinite period. This will be primarily due to increased sales and marketing, product development, customer service and support, and operating costs incurred in support of our product and service offerings. If we cannot generate sufficient revenues to offset our operating expenses, our business and operating results will continue to be materially adversely affected.

OUR MARGINS MAY DECLINE DUE TO PRICE EROSION

    The market for internet and intranet products and services is highly competitive and is characterized by significant pressures to reduce prices, incorporate new capabilities, and accelerate completion schedules. This increase in competition has resulted in significant price competition, which in turn has resulted in significant reductions in the average selling price of many of our products and services, including our web site development and hosting services. Our ability to offset the effects of price reductions through an increase in the number of our customers, higher revenue from enhanced services, or cost reductions is limited, and we expect that our margins may fluctuate. If our margins decline, this will negatively affect our results, and may negatively affect the market for our shares. Our gross margins for each of 1998 and 1999 have been approximately 21% and 56%, respectively.

    There are no substantial barriers to entry in our market, and we expect that competition will continue to intensify. In addition, we compete with many other companies that have longer operating histories, longer customer relationships, and substantially greater financial, management, technical development, sales, marketing, and other resources. Many nationally known companies and regional local companies across the country are involved in Internet and intranet applications, including the development and support of web sites and internet applications, and the number of these companies is increasing.

WE DEPEND UPON CONTINUED GROWTH IN USE OF THE INTERNET

    Our future success is dependent upon continued growth in the use of the internet and the web. The internet may not prove to be a viable commercial marketplace for many reasons, including:

    - lack of acceptable security technologies,

    - potentially inadequate development of the necessary infrastructure, or

    - timely development and commercialization of performance improvements.

    If the internet continues to experience significant growth in the number of users and level of services, the internet infrastructure may not be able to support the demands placed upon it, and the performance and reliability of the web may be adversely affected.

OUR STOCK PRICE MAY BE VOLATILE

    The trading price of our shares has been, and may continue to be, subject to wide fluctuations. For the twelve month period ended May 30, 2000, the closing sale prices of our shares on the Nasdaq SmallCap Market-TM- has ranged from $1.125 to $7.31. The stock price may fluctuate in response to a number of events and factors such as:

    - quarterly variations in operating results,

    - announcements of technological innovations or new products and media products by us or our competitors,

    - changes in financial estimates and recommendations by securities analysts,

    - the operating and stock price performance of other companies thatinvestors view as comparable, and

    - news reports related to trends in our markets.

    In addition, the stock market in general and the market prices for internet-related companies in particular have experienced extreme volatility and often have been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of the stock regardless of our operating performance.

WE MAY NOT PROPERLY MANAGE OUR GROWTH

    Our growth has placed a significant strain on our managerial, operational and financial resources. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train, and manage our employee base. Our systems, procedures or controls may not be adequate to support our operations. Our management may not be able to achieve the rapid execution necessary to support our market opportunity. Any failure to effectively manage growth could have a material adverse effect on our business, operating results, or financial condition.

WE MAY NOT PROPERLY HANDLE THE RISKS ASSOCIATED WITH ACQUISITIONS

    As part of our business strategy, we have completed several acquisitions and expect to enter into additional business combinations to further our goal to become a leading provider of internet software solutions for the financial services industry. Acquisition transactions are accompanied by many risks, and we may not be successful in addressing one or more of these risks. These risks include:

    - the difficulty of assimilating the operations and personnel of the acquired companies;

    - the difficulties of managing geographically separate business units;

    - the difficulty of incorporating acquired technology or content and rights into our product and services;

    - unanticipated expenses relating to technology integration;

    - the maintenance of uniform standards, controls, procedures, and policies; and

    - the impairment of relationships with employees and customers as a result of any integration or management changes.

Since February 1999, we have completed two acquisitions which have added approximately 35 employees to HomeCom.

WE DEPEND ON KEY PERSONNEL

    We depend upon the continued services of our senior management for our continued success. The loss of any member of senior management, such as Harvey Sax, Dan Delity, David Frank, or James Wm. Ellsworth, could have a serious negative impact upon our business and operating results. We can provide no assurances that we will be able to retain our senior management or other key personnel. Although we have entered into employment agreements with each of our executive officers that contain non-competition and nondisclosure provisions, our ability to benefit from them is uncertain because these provisions are typically limited in geographic scope and time, and may not effectively prohibit competition due to the global nature of the internet.

OUR AVERAGE SALES CYCLE MAY LENGTHEN

    Our development and implementation of interactive web sites and intranet software applications involves a lengthy sales cycle, which can be as long as six to nine months. Extensive web sites, development or licensing of our products may also involve substantial commitment of capital by potential customers as well as the attendant delays frequently associated with approving larger capital expenditures and reviewing new technologies that affect key operations. If our average sales cycle continues to lengthen, we will face increased costs, potentially lower profit margins and a potential inability to achieve our target and sales goals.

WE MAY INCUR LOSSES FROM DEFECTS IN OUR PRODUCTS AND SERVICES

    Web site services and other services based on software and computing systems frequently encounter development and completion delays. Software may contain undetected errors or failures when introduced, especially in the case of web sites when the volume of traffic on the site increases. Errors found in the software, underlying web site, or other project may result in delays in completion, commercial release, or acceptance of the software, web site, or other project. In addition, we may incur unanticipated additional costs in order to cure any defect or be obligated to refund money paid to us or pay for damages caused by any delay or defect. Applications or products developed by us may contain undetected errors or failures when first introduced. If software errors are discovered after introduction, we could experience delays and lost revenues during the period required to correct these errors. Despite our best efforts to the contrary, errors may be found in new applications, products, or releases after the commencement of installation or shipment. These problems can result in losses, or in delays in receiving revenues.

WE MAY INCUR LOSSES FROM SECURITY RISKS

    Our software and equipment is vulnerable to computer viruses or similar disruptive problems caused by customers or other internet users. Computer viruses or problems caused by third parties, such as hackers, could lead to interruptions, delays, or termination of service to our customers. Third parties could also potentially jeopardize security of confidential information stored in our computer systems or our customers' computer systems by their inappropriate use of the internet, which could cause losses to us and to our customers. Inappropriate use of the internet includes attempting to gain unauthorized access to information or systems. Although we intend to continue to implement security measures to prevent this, hackers have circumvented security measures in the past, and may be able to circumvent our security measures or the security measures of third parties in the future. Further, until more comprehensive technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the internet service industry in general and our customer base and revenue in particular. We do not have errors and omissions, product liability, or other insurance to protect against risks caused by computer viruses or other misuse of software or equipment by third parties.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR PROPRIETARY RIGHTS OR AVOIDING CLAIMS THAT WE INFRINGED THE PROPRIETARY RIGHTS OF OTHERS

    Our success depends in part upon our software and related documentation. We principally rely on copyright, trade secret, confidentiality procedures, and contract laws to protect our proprietary technology. The steps we have taken may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to our technologies. We have a registered service mark for our logo and have applied for federal registration of the names HomeCom, Post On the Fly-TM-, and Personal Internet Banker-TM-. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Although we do not believe that the software or trademarks we use or any of the other elements of our business infringe on the proprietary rights of any third parties, third parties may assert claims of infringement against us in the future and may succeed in securing injunctive relief or money damages. We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights, which could materially adversely affect our business, financial condition, and results of operations.

THERE ARE A SUBSTANTIAL NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE

    The market for the shares may be adversely affected as a result of sales of a large number of shares in the market, or a perception that large sales may occur. This could also limit HomeCom's ability to raise capital through offerings of shares, or to effect acquisitions utilizing shares as part or all of the purchase price.

    HomeCom had 8,236,059 shares outstanding as of May 1, 2000. Of that amount, 5,366,252 shares, or approximately 65%, are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of HomeCom, as that term is defined in Rule 144 under the Securities Act. The remaining 2,869,807 shares, or approximately 35% of the outstanding shares, may be sold in the public market only if registered or sold under an exemption from registration such as Rule 144.

    In addition, there are also the following shares that may become available for resale in the public markets:

    - There are outstanding warrants to acquire an aggregate of 963,033 shares at a weighted average exercise price of $7.01 per share. The shares issuable upon exercise of the warrants have been registered under the Securities Act, and will be available for resale upon issuance following exercise of the warrants. Warrants to acquire an additional 315,000 shares at an exercise price of $3.74 per share were issued in conjunction with the acquisition of First Institutional Marketing, Inc. and certain of its affiliates. The shares issuable upon exercise of these warrants have not been registered under the Securities Act and are not currently available for resale upon issuance following exercise of the warrants.

    - There are outstanding options to purchase 1,034,076 shares under our employee stock option plan at a weighted average exercise price of $4.57 per share, and 25,000 shares under our non-employee directors option plan As of October 31, 1999, 9,815 shares have been issued under our employee stock purchase plan at a weighted average price of $2.66 per share. We have filed a registration statement on Form S-8 under the Securities Act to register the potential sale of 300,000 shares reserved for issuance under our stock option plan and 150,000 shares reserved for issuance under our stock purchase plan. Except for shares held by our affiliates, shares purchased under our stock option and purchase plans generally will be available for resale in the public market.

    - On March 25, 1999, we completed a private placement for cash of $2,500,000 principal amount of our series B convertible preferred stock and related warrants to purchase 250,000 shares of common stock. As of May 10, 2000, the holders of the series B preferred stock had converted $2,000,000 principal amount of the series B preferred stock into common stock. If all the remaining shares of series B preferred stock were converted, and all the related warrants exercised, as of March 31, 2000, we would be required to issue approximately 382,000 shares of common stock, or approximately 4.7% of the number of shares of common stock outstanding as of that date. The total number of shares of common stock issuable upon such conversion and exercise will vary, based upon the closing bid prices of our common stock. The terms of the series B preferred stock and the warrants are more fully described in this prospectus under "Description of Capital Stock," in particular the subsections entitled "Series B Convertible Preferred Stock" on page 16 and "Warrants" on page 29. Pursuant to certain registration rights granted to the investors in the private placement, we were obligated to pay penalties if the registration statement was not filed and declared effective within specified time periods. We incurred penalties under those provisions, and we have elected to pay such penalties by issuing the investors additional shares of common stock. Such penalties amounted to an aggregate of 76,000 shares of common stock, which shares were included in the registration statement.

    - On July 28, 1999, we completed a private placement for cash of $3,500,000 principal amount of our series C convertible preferred stock and related warrants to purchase 59,574 shares of common stock. As of May 10, 2000, the holders of the series C preferred stock had converted approximately $1,000,000 principal amount of the series C preferred stock into common stock. If all the remaining shares of series C preferred stock were converted, and all the related warrants exercised, as of March 31, 2000, HomeCom would be required to issue approximately 928,000 shares of common stock, or approximately 11.4% of the number of shares of common stock outstanding as of that date. The total number of shares of common stock issuable upon such conversion and exercise will vary, based upon the closing bid prices of HomeCom's common stock. The terms of the series C preferred stock and the warrants are more fully described in this prospectus under "Description of Capital Stock," in particular the subsections entitled "Series C Convertible Preferred Stock" on page 19 and "Warrants" on page 29.

    - On September 28, 1999, we completed a private placement for cash of $1,500,000 principal amount of our series D convertible preferred stock and related warrants to purchase 25,000 shares of common stock. As of May 10, 2000, the holders of the series D preferred stock had converted approximately $1,340,000 principal amount of the series D preferred stock into common stock. If all the remaining shares of series D preferred stock were converted, and all the related warrants exercised, as of March 31, 2000, HomeCom would be required to issue approximately 149,000 shares of common stock, or approximately 1.8% of the number of shares of common stock outstanding as of that date. The total number of shares of common stock issuable upon such conversion and exercise will vary, based upon the closing bid prices of HomeCom's common stock. The terms of the series D preferred stock and the warrants are more fully described in the prospectus under "Description of Capital Stock," in particular the subsections entitled "Series D Convertible Preferred Stock" on page 23 and "Warrants" on page 29.

    - On April 14, 2000, we completed a private placement for cash of $2,127,000 principal amount of our series E convertible preferred stock and related warrants to purchase 66,667 shares of common stock. If all the shares of series E preferred stock were converted, and all the related warrants exercised, as of April 14, 2000, HomeCom would be required to issue approximately 994,906 shares of common stock, or approximately 12.1% of the number of shares of common stock outstanding as of that date. The total number of shares of common stock issuable upon such conversion and exercise will vary, based upon the closing bid prices of HomeCom's common stock. The terms of the series E preferred stock and the warrants are more fully described in the prospectus under

      "Description of Capital Stock," in particular the subsections entitled "Series E Convertible Preferred Stock" on page 26 and "Warrants" on page 29.

PREFERRED STOCK HAS RIGHTS SENIOR TO THE SHARES

    We have the right to issue up to 1,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, which include voting rights, of the preferred stock without shareholder approval. There is presently issued and outstanding 25 shares of series B preferred stock, 114 shares of series C preferred stock, 8 shares of series D preferred stock and 106.35 shares of series E preferred stock. The rights of holders of common stock may be adversely affected by the rights of holders of the preferred stock, including any preferred stock that may be issued in the future. In addition, the issuance of additional shares of preferred stock could make it more difficult for a third party to acquire control of HomeCom, even if the change of control would be beneficial to shareholders.

WE HAVE ANTI-TAKEOVER PROVISIONS IN PLACE

    Our restated certificate of incorporation provides that our board is divided into three classes of directors with each class serving a staggered three-year term. The division of the board of directors into three classes may discourage a third party from making a tender offer or commencing a proxy contest to obtain control of HomeCom, and may serve to maintain the incumbency of the present board of directors.

THERE ARE LIMITATIONS ON THE LIABILITY OF OUR DIRECTORS AND OFFICERS

    Our restated certificate of incorporation provides that our directors shall have no personal liability for some breaches of their fiduciary duties. In addition, our restated bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. These limitations on personal liability do not apply to liabilities under the federal securities laws. However these provisions may reduce the likelihood of derivative litigation against directors and officers and may discourage stockholders from bringing a lawsuit against directors and officers for a breach of their fiduciary duties.

THERE ARE UNCERTAINTIES ASSOCIATED WITH GOVERNMENT REGULATION AND OTHER LEGAL ISSUES

    There are currently few laws or regulations directly applicable to access to or commerce on the internet. Due to the increased popularity and the use of the internet, it is possible that laws and regulations may be adopted, covering issues such as:

    - user privacy,

    - defamation,

    - pricing,

    - taxation,

    - content regulation,

    - quality of products and services, and

    - intellectual property ownership and infringement.

    Legislation of this type could expose us to substantial liability. It could also dampen the growth in use of the web, decrease the acceptance of the web as a communications and commercial medium, or require us to incur significant expense in complying with any new regulations. Other nations, including Germany, have taken actions to restrict the free flow of material considered to be objectionable on the web. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on our international operations. In addition, several telecommunication carriers, including

America's Carriers Telecommunications Association, are seeking to have telecommunications over the web regulated by the Federal Communication Commission in the same manner as other telecommunication services. Because the growing popularity and use of the web has burdened the existing telecommunications infrastructure, many areas with high web use have begun to experience interruptions in phone service. Local telephone carriers, including Pacific Bell, have petitioned the Federal Communications Commission to regulate service providers and impose access fees. Increased regulation, or the imposition of access fees, could substantially increase the cost of communicating on the web and potentially decrease the demand for our products. A number of proposals have been made at the federal, state, and local level that would impose additional taxes on the sale of goods and services through the internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from the sale of goods and services through the internet.

THERE ARE POTENTIAL COMMERCE-RELATED LIABILITIES

    We are offering and intend to continue to offer insurance and securities products through the internet. These activities will expose us to a number of additional risks and uncertainties, including:

    - potential liabilities for wrongful or illegal activities that may be conducted in connection with the sale of securities and insurance products;

    - consumer fraud and false or deceptive advertising or sales practices;

    - breach of contract claims related to the sales of insurance and securities products;

    - claims that materials included in our sites infringe on third-party patents, copyrights, trademarks or other intellectual property rights or are libelous, defamatory, or breach third-party confidentiality or privacy rights;

    - claims relating to any failure to appropriately collect or remit sales or other taxes arising from commerce transactions;

    - claims that may be brought by customers as a result of losses resulting from any down time or other performance failures in our services; and

    - state laws limiting the sale of insurance and securities products.

Although we maintain liability insurance, insurance may not cover these claims or may not be adequate. Even if the claims do not result in material liability, investigating and defending claims of this type is expensive.

MANAGEMENT AND SIGNIFICANT STOCKHOLDERS CAN EXERCISE INFLUENCE OVER HOMECOM

    Based upon stock ownership as of March 31, 2000, our executive officers, directors, and 5% stockholders and their affiliates own an aggregate of 21.2% of our outstanding shares. As a result, these persons acting together may have the ability to control all matters submitted to our shareholders for approval and to control the management and affairs of HomeCom. This concentration of ownership may have the effect of delaying or preventing a change in control of HomeCom, impede a merger, consolidation, or takeover or other business combination, or discourage a potential acquiror from attempting to obtain control. This concentration of control could also have a negative effect on the market price of your shares.

SELLING SHAREHOLDERS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION

    The conversion of preferred shares in conjunction with this offering may result in immediate and substantial dilution to the existing shareholders. To the extent that currently outstanding options and warrants are exercised or converted, there will be further dilution in your shares. Please refer to the information above under "There Are a Substantial Number of Shares Eligible For Future Sale."

WE MAY NOT MAINTAIN NASDAQ LISTING REQUIREMENTS

    If we are unable to maintain the standards for continued listing, our shares could be subject to delisting from the Nasdaq SmallCap Market-TM-. If our shares were delisted, trading, if any, of our shares would be conducted in the over-the-counter market on the OTC Bulletin Board established for securities that do not meet the Nasdaq SmallCap Market-TM- listing requirements or in what are commonly referred to as the pink sheets. As a result, investors may find it more difficult to dispose of or to obtain accurate price quotations on the shares. Under the currently effective criteria for continued listing of securities on the Nasdaq SmallCap Market-TM-, a company must maintain $2,000,000 in net tangible assets, a minimum bid price of $1.00, and a public float of at least $1,000,000.

THE SHARES MAY BECOME SUBJECT TO RISKS OF LOW PRICED STOCKS

    In the absence of the shares being quoted in Nasdaq, or listed on an exchange, trading in the shares would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, if our shares are a penny stock. The applicability of this rule, if it occurs, could materially adversely affect the ability of broker-dealers to sell our shares and the ability of purchasers in this offering to sell their shares in the secondary market.

    Under that rule, broker-dealers who recommend penny stocks to persons other than established customers and accredited investors, who are generally investors with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse, must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction before the sale.

    The SEC has adopted regulations that generally defined a penny stock to be any equity security that has a market price of less than $5.00 per share. However, exemptions to this rule include:

    - an equity security listed on the Nasdaq Stock Market-TM-, and

    - an equity security issued by an issuer that has:

    - net tangible assets of at least $2,000,000, if the issuer has been in continuous operation for three years,

    - net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years, or

    - average revenue of at least $6,000,000 for the preceding three years.

    Unless an exception is available, the regulations require the delivery, before any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks.

                                USE OF PROCEEDS

    The proceeds from the sale of the shares covered by this prospectus are entirely for the benefit of the selling shareholder, and we will not receive any proceeds from the sale of the shares. Homecom will receive proceeds from the exercise of the warrants in an amount equal to (i) the number of shares exercised pursuant to the warrants, multiplied by (ii) the applicable exercise price per share. These proceeds will be used for general working capital purposes.

                   ISSUANCE OF SHARES TO SELLING SHAREHOLDER

    On April 14, 2000, we completed a private placement of $2,127,000 principal amount of our series E convertible preferred stock and warrants to purchase up to 66,667 shares of our common stock. The series E preferred stock and warrants were sold in a private placement in reliance on Rule 506 of the Securities Act of 1933, which provides an exemption from registration for sales to accredited investors, as defined by Rule 501 under Regulation D of the Securities Act. Under the terms of the private placement, we agreed to file the registration statement of which this prospectus is a part covering a minimum of 1,808,293 shares of common stock issuable upon conversion of the series E preferred stock and exercise of the warrants. We are obligated to pay penalties if the registration statement is not filed and/or declared effective within specified time periods.

    The series E preferred stock has an initial stated value of $20,000 per share, which increases at the rate of 6% per year. Each series E preferred share is convertible, at the option of the holder, into a number of shares of common stock determined by dividing the stated value by the lesser of (a) $3.53, and
(b) 82.5% of the average of the closing bid prices for the five trading days prior to the date of conversion.

    We may, at our option at any time after the 90(th) day following the issuance of the series E preferred stock through April 14, 2002, prohibit holders of the series E preferred stock from exercising any conversion rights for up to 90 days, provided that specified conditions are met. If we exercise that right, we are required to compensate the holders of the series E preferred stock in cash in an amount equal to 3% of the principal amount of the series C preferred stock held by each holder for each thirty days that the prohibition is in effect, pro-rated for partial months, or, at our option, deliver common stock in payment of such amount, based on the average closing bid prices for the common stock for the twenty trading days preceding the end of each calendar month during the period conversion is prohibited.

    At any time after the issuance date, we have the right, in our sole discretion, to redeem, from time to time, any or all of the series C preferred stock; provided that specified conditions are met, including that we have cash, credit or standby underwriting facilities available to fund the redemption. The redemption price is calculated as 105% of the original purchase price for the first thirty days following the issuance date; 110% of the original purchase price for the next 90 days, and 120% of the original purchase price thereafter.

    The warrants expire on April 14, 2005 and have an exercise price of $3.35 per share, subject to adjustment under specified circumstances.

                              SELLING SHAREHOLDER

    The following table presents information known to us with respect to beneficial ownership of our common stock as of May 9, 2000, by the selling stockholder. The number of shares in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholder, if the holder were to fully convert the series E preferred stock as of May 9, 2000, fully exercise the warrants, and offer all the resulting shares of common stock for sale. In accordance with the terms of the preferred stock, if converted on May 9, 2000, the preferred stock would convert at a conversion price of $1.49 per share into 1,427,520 shares of common stock. The warrants are exercisable at an exercise price of $3.35 per share into 66,667 shares of common stock. The actual number of shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants is indeterminate, and could be materially less or more than the amount estimated due to the conversion and exercise price adjustments explained in the section of this prospectus entitled "Description of Capital Stock" on page 15, in particular the subsections entitled "Series E Convertible Preferred Stock" on page 26 and "Warrants" on page 29. We have agreed to register, under a registration statement on Form S-3 of which this prospectus is a part, 1,808,293 shares; the additional shares covered by this prospectus for sale by the selling stockholders are to accommodate the possibility that the actual number of shares issuable upon conversion of the preferred stock or exercise of warrants increases as a result of adjustments in the conversion or exercise prices. This table, however, assumes no adjustment to the conversion price of the preferred stock or exercise price of the warrants. We cannot assure you that the selling stockholders will sell any or all of the shares that they may acquire upon their conversion of preferred stock or exercise of warrants.

                                                              SHARES
                                                              OFFERED        SHARES
                                                            PURSUANT TO      OFFERED
                                               SHARES      CONVERSION OF   PURSUANT TO
                                            BENEFICIALLY     PREFERRED     EXERCISE OF
SELLING STOCKHOLDER                           OWNED**          STOCK        WARRANTS
-------------------                         ------------   -------------   -----------
McNab LLC*................................       0           1,427,520        66,667
  Total...................................       0           1,427,520        66,667
                                                 ==          =========        ======

------------------------

* The address of this stockholder is c/o Citco Trustees (Cayman) Ltd., Corporate Centre, Windwood One, West Bay Road, Grand Cayman, Cayman Islands. The director of McNab LLC is Navigator Management, Ltd., Harbour House, 2nd floor, Waterfront Drive, P.O. Box 972, Road Town, Tortola, British Virgin Islands, and the President of Navigator Management Ltd. is David Sims.

** McNab is the holder of 114 shares of Homecom's series C preferred stock and related warrants to purchase up to 59,574 shares of common stock. This table does not include shares of common stock issuable upon conversion of the series C preferred stock or upon the exercise of the related warrants.

                  ADDITIONAL INFORMATION REGARDING BENEFICIAL
                 OWNERSHIP OF SHARES BY THE SELLING STOCKHOLDER

    The terms of the preferred stock and the warrants provide that the preferred stock is convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable at that time, together with the number of shares of common stock beneficially owned by that holder and its affiliates as determined in accordance with Section 13(d) of the Securities Exchange Act, would not exceed 4.99% of our then outstanding common stock so long as that holder is subject to laws, rules or regulations which would prohibit owning in excess of 4.9%.

    In addition, as a result of limitations imposed by Nasdaq and the terms of the preferred stock, we may not issue shares representing more than 19.99% of our outstanding stock unless we obtain stockholder approval or a waiver of the limitations by Nasdaq.

                              PLAN OF DISTRIBUTION

    Shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of HomeCom in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares:

    - on the Nasdaq SmallCap Market-TM-;

    - at prices and at terms then prevailing or at prices related to the then current market price; or

    - in private sales at negotiated prices directly or through brokers.

    The selling shareholders and any underwriter, dealer or agent who participates in the distribution of the shares may be deemed to be underwriters under the Securities Act, and any discount, commission or concession received by these persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling shareholders against some liabilities arising under the Securities Act.

    Any broker-dealer participating in transactions as agent may receive commissions from the selling shareholders, and, if acting as agent for the purchaser of the shares, from the purchaser. Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may then resell the shares from time to time in transactions in the over-the-counter market, in negotiated transactions or by a combination of these methods of sale, at market prices prevailing at the time of sale or at negotiated prices, and in connection with resales may pay to or receive from the purchasers of the shares commissions as described above.

    We have advised the selling shareholders that the anti-manipulation rules under the Securities Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders have advised HomeCom that during the time the selling shareholders may be engaged in the attempt to sell shares registered under this prospectus, they will:

    - not engage in any stabilization activity in connection with any of the shares;

    - not bid for or purchase any of the shares or any rights to acquire the shares, or attempt to induce any person to purchase any of the shares or rights to acquire the shares other than as permitted under the Securities Exchange Act;

    - not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution; and

    - effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

    The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act if the broker-dealers purchase shares as principal.

    In order to comply with the securities laws of some states, if applicable, the shares will be sold in some jurisdictions only through registered or licensed brokers or dealers. In some states, the shares may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    HomeCom has agreed to use its best efforts to maintain the effectiveness of this registration statement with respect to the shares until the earlier of the sale of the shares or two years from the date of this prospectus. No sales may be made under this prospectus after that date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. There can be no assurance that the selling shareholders will sell all or any of the shares offered under this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 15,000,000 shares of common stock, $.0001 par value, and 1,000,000 shares of preferred stock, $.01 par value. As of May 1, 2000, we had issued and there were outstanding 8,236,059 shares of common
stock held of record by   record holders. Of the authorized preferred stock,
20,000 shares have been designated series A convertible preferred stock, none of which is presently outstanding, 114 shares have been designated series B convertible preferred stock, 25 shares of which are presently outstanding and held by three record holders, 175 shares have been designated series C convertible preferred stock, 126.7 shares of which are presently outstanding and are held by one record holder, 75 shares have been designated series D convertible preferred stock, 8 shares of which are presently outstanding and are held by one record holder, and 107 shares have been designated series E convertible preferred stock, 106.4 shares of which are presently outstanding and are held by one record holder.

COMMON STOCK

    Holders of shares of common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of the stockholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of common stock are entitled to share ratably in any dividends as may be declared by the board of directors out of legally available funds. In the event of dissolution, liquidation or winding up of HomeCom, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the aggregate liquidation preference of outstanding shares of preferred stock. Holders of shares of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares of common stock to be issued by Homecom in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    Our restated certificate of incorporation authorizes the issuance of preferred stock with designations, rights and preferences determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock.

SERIES B CONVERTIBLE PREFERRED STOCK

    Pursuant to our certificate of incorporation, the board has classified 125 shares of preferred stock as series B convertible preferred stock with the rights, preferences, privileges and terms set forth in the certificate of designations filed with the State of Delaware. Of the 125 shares authorized by the board, 25 are currently outstanding. The stated value per share of the series B preferred stock is $20,000. All shares of common stock are of junior rank to all series B preferred shares in respect to the preferences as to distributions and payments upon the liquidation, dissolution, and winding up. The rights of the shares of common stock are subject to the preferences and relative rights of the series B preferred shares. The series B preferred shares will be of greater rank than any series of common or preferred stock issued by us in the future. Without the prior express written consent of the holders of at least a majority of the then outstanding series B preferred shares, we will not authorize or issue capital stock that is of senior or equal rank to the series B preferred shares regarding the preferences as to distributions and payments upon the liquidation, dissolution and winding up of HomeCom. Without the prior express written consent of the holders of not less than a majority of the then outstanding series B preferred shares, we will not hereafter authorize or make any amendment to our certificate of incorporation or bylaws, or make any resolution of the board of directors with the Delaware Secretary of State containing any provisions which would materially and adversely affect or impair the rights or relative priority of the holders of the series B preferred shares relative to the holders of the common stock or the holders of any other class of capital stock. In the event of our merger or consolidation with or into another corporation, the series B preferred shares shall maintain their relative powers, designations, and preferences, and no merger may result that is inconsistent with this provision.

    Holders of the series B preferred stock are not entitled to receive dividends. If any series B preferred shares are outstanding, we may not, without the prior express written consent of the holders of a majority of the then outstanding series B preferred shares, directly or indirectly declare, pay or make any dividends or other distributions upon any of the common stock so long as written notice thereof has been given to holders of the series B preferred shares at least thirty days prior to the earlier of (a) the record date taken for or (b) the payment of the dividend or other distribution. We may declare and pay a dividend in cash with respect to the common stock so long as we pay simultaneously to each holder of series B preferred shares an amount in cash equal to the amount the holder would have received had all of the holder's series B preferred shares been converted to common stock one business day before the record date for the dividend, and after giving effect to the payment of any dividend and any other required payments, including required payments to the holders of the series B preferred shares, we have in cash or cash equivalents an amount equal to the aggregate of:

    - all of our liabilities reflected on our most recently available balance sheet;

    - the amount of any indebtedness incurred by us or any of our subsidiaries since our most recent balance sheet; and

    - 120% of the amount payable to all holders of any shares of any class of preferred stock assuming a liquidation as the date of our most recently available balance sheet.

    In the event of any voluntary or involuntary liquidation, dissolution, or winding up, the holders of the series B preferred shares will be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to our stockholders, before any amount shall be paid to the holders of any of our capital stock of any class junior in rank to the series B preferred shares in respect of the preferences as to the distributions and payments on the liquidation, dissolution and winding up, an amount per series B preferred share equal to the sum of (i) $20,000 and (ii) a premium of 5% per year of the stated value from the date of issuance of the series B preferred stock; provided that, if the funds are insufficient to pay the full amount due to the holders of series B preferred shares and holders of shares of other classes or series of preferred stock that are of equal rank with the series B preferred shares as to payments of this type, then each holder of series B preferred shares and other preferred shares will share equally in the available funds in accordance with their respective liquidation preferences. The purchase or redemption by us of stock of any class in any manner permitted by law will not be regarded as a liquidation, dissolution or winding up. Neither our consolidation or merger with or into any other person, nor the sale or transfer by us of less than substantially all of its assets will be deemed to be a liquidation, dissolution or winding up.

    The holders of series B preferred shares shall have no voting rights, except as required by law, including the General Corporation Law of the State of Delaware.

    Each share of series B preferred stock is convertible on or after the date of this prospectus into the number of shares of our common stock, equal to the stated value ($20,000) plus a premium of 5% per year of the stated value from the date of issuance of the series B preferred stock, divided by the conversion price. The conversion price is equal to the lesser of:

    (1) the average closing bid prices of the common stock for any four consecutive trading days during the twenty-five consecutive trading day period ending on the day prior to the conversion; or

    (2) $5.23.

    If all the remaining shares of series B preferred stock were converted as of May 9, 2000, based upon the closing bid prices of the shares prior to that date, under the conversion formula of the series B preferred stock the conversion price for the shares would be set at a price of $1.80 per share. After taking into effect a premium of 5% per year from the date of issuance provided for under the terms of the series B preferred stock, the 25 outstanding shares of series B preferred stock would be convertible into 293,417 shares of common stock, or approximately 3.6% of the outstanding shares. The following table includes the total number of shares that would be issued upon conversion of all the series B preferred stock, and the percentage of the currently issued and outstanding shares that such number of shares would represent, under the following assumptions, and in each case after taking into effect the 5% annual premium through May 9, 2000:

    (a) assuming the current conversion price of $1.80 per share;

    (b) assuming a conversion price 25% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $1.36 per share;

    (c) assuming a conversion price 50% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.91 per share; and

    (d) assuming a conversion price 75% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.45 per share.

                                                        THE SERIES B PREFERRED
                                                      SHARES WOULD CONVERT INTO:
                                                      ---------------------------
                                                       NUMBER OF      PERCENT OF
                                                         SHARES      OUTSTANDING
                                                      ------------   ------------
At the Current Conversion Price.....................      293,417         3.6%
At 25% below the Current Market Price...............      388,346         4.8%
At 50% below the Current Market Price...............      580,385         7.1%
At 75% below the Current Market Price...............    1,173,667        14.4%

    Under the conversion price formula, there is no ceiling on the number of shares of common stock into which the outstanding shares of series B preferred stock can be converted. As a result, as the price of the common stock decreases, the number of shares of common stock underlying the outstanding shares of series B preferred stock continues to increase.

    Under the conversion price formula, the series B preferred stock may, from time to time, be convertible at a rate at or below the common stock's market price. The lower the common stock's market price at the time a holder converts his outstanding shares of series B preferred stock, the more shares of common stock the holder will get in the conversion. To the extent a holder of shares of series B preferred stock converts and then sells the shares of common stock, the common stock's market price may decrease due to the additional shares in the market, allowing the selling holder to convert other shares of series B preferred stock into greater amounts of common stock, the sale of which could further depress the market price for the common stock. The downward pressure on the market price of the common stock as a holder of the series B preferred stock converts and sells material amounts of common stock could encourage short sales by other holders or others, placing further downward pressure on the market price of the common stock. The conversion of the outstanding shares of series B preferred stock may result in substantial dilution to the interest of other common stockholders, since each holder of the outstanding shares of series B preferred stock may ultimately convert and sell the full amount of common stock issuable upon conversion.

    Prior to this financing, the Board of Directors of HomeCom considered a variety of financing proposals. The Board determined that the financing proposal by the selling shareholders represented the most favorable proposal offered to the Company based upon, among other things, the timing of the transaction, the quality of the investors, and the terms and limitations of the financing. The Board also determined that this financing appeared to be on better terms and conditions than the previous two private placement financings of HomeCom consummated in December 1997 and January 1998.

    The series B preferred stock is subject to redemption at our option after the date of this prospectus at 120% of the principal amount of the stock being redeemed. If any series B preferred stock remain outstanding on March 24, 2002, all the shares will automatically be converted into common stock.

    No shares of the series B preferred stock may be converted if, following such conversion, the holder of the shares would beneficially own in excess of 4.9% of the outstanding shares. The issuance of the series B preferred stock is also subject to the NASDAQ National Market's Market Place Rule 4460(i). Pursuant to the terms of this rule, we have agreed with the holders of the series B preferred stock that so long as we are subject to this rule or any rule substantially similar to this rule, we will not issue more than 19.99% of the common stock outstanding on the date the series B preferred stock was issued upon conversion of the series B preferred stock in the absence of:

    - the approval of the issuance by our stockholders; or

    - a waiver by NASDAQ of the provisions of that rule.

    HomeCom issued series B preferred stock totaling $2,500,000 on March 25, 1999. The series B preferred stock investors were issued 125 shares of preferred stock, having a stated value of $20,000 per share, and 225,000 warrants to purchase common stock at $5.70 per share. HomeCom paid offering costs of $216,250 cash plus 25,000 warrants to purchase common stock at $5.70 per share, resulting in net proceeds to HomeCom of $2,283,750 for the preferred shares and warrants.

    The series B preferred stock is convertible into common stock at a conversion price equal to the lower of (a) the average of the closing price for four consecutive trading days in the twenty-five consecutive trading days ending one day prior to the conversion date ($4.86 at the issuance date) and
(b) $5.23. The number of common shares into which the series B preferred stock is convertible is determined by dividing the stated value of the series B preferred stock, increased by 5% annually, by the conversion price. As the series B preferred stock is automatically convertible on March 24, 2002, the most beneficial conversion ratio was determined to include the additional common shares attributable to the 5% annual increase for the three year period ending in 2002. After adjustment for this additional benefit the $4.86 conversion price is reduced to $4.23, the most beneficial conversion price at the issuance date.

    HomeCom has the option to redeem the series B preferred stock after 110 days for 120% of face value. Additionally, if HomeCom has issued common stock upon conversion of the series B preferred stock such that 19.99% of the common stock outstanding is held by the preferred shareholders, HomeCom must obtain approval of the shareholders before any more preferred shares can be converted. If such approval is not obtained within 60 days, the preferred shareholders may require HomeCom to repurchase the remaining series B preferred stock at 120% of face value. At the issuance date, HomeCom had obtained irrevocable proxies from shareholders representing approximately 40% of the common shareholders to vote in favor of increasing the number of shares should such vote be required. The series B preferred stock is presented outside of permanent equity as the outcome of the shareholder vote, and possible redemption, is outside of the control of HomeCom.

SERIES C CONVERTIBLE PREFERRED STOCK

    Pursuant to our certificate of incorporation, the Board has classified 175 shares of preferred stock as Series C Convertible Preferred Stock with the rights, preferences, privileges and terms set forth in the certificate of designations filed with the State of Delaware. Of the 175 shares authorized by the Board, 114 shares are currently outstanding. The stated value per share of the series C preferred stock is $20,000. All shares of common stock are to be of junior rank to all series C preferred shares in respect to the preferences as to distributions and payments upon the liquidation, dissolution, and winding up of HomeCom. The rights of the shares of common stock are subject to the preferences and relative rights of the series C preferred shares. Except for the series B preferred stock, the series C preferred shares shall be of greater rank than any series of common or preferred stock issued by us in the future. Without the prior express written consent of the holders of not less than a majority of the then outstanding series C preferred shares, we shall not hereafter authorize or issue additional or other capital stock that is of senior or equal rank to the series C preferred shares in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of HomeCom. Without the prior express written consent of the holders of not less than a majority of the then outstanding series C preferred shares, we shall not hereafter authorize or make any amendment to the our certificate of incorporation or bylaws, or make any resolution of the board of directors with the Delaware Secretary of State containing any provisions which would materially and adversely affect or otherwise impair the rights or relative priority of the holders of the series C preferred shares relative to the holders of the common stock or the holders of any other class of capital stock. In the event of our merger or consolidation with or into another corporation, the series C preferred shares shall maintain heir relative powers, designations, and preferences provided for herein, and no merger may result that is inconsistent with this provision.

    Holders of the series C preferred stock are not entitled to receive dividends. If any series C preferred shares are outstanding, we may not, without the prior express written consent of the holders of a majority of the then outstanding series C preferred shares, directly or indirectly declare, pay or make any dividends or other distributions upon any of the common stock unless written notice thereof has been given to holders of the series C preferred shares at least thirty (30) days prior to the earlier of (a) the record date taken for or (b) the payment of the dividend or other distribution. We may declare and pay a dividend in cash with respect to the common stock so long as we: (i) pay simultaneously to each holder of series C preferred shares an amount in cash equal to the amount the holder would have received had all of the holder's series C preferred shares been converted to common stock one business day prior to the record date for the dividend, and after giving effect to the payment of any dividend and any other payments required in connection therewith, including to the holders of the series C preferred shares, we have in cash or cash equivalents an amount equal to the aggregate of:

    - all of its liabilities reflected on its most recently available balance sheet;

    - the amount of any indebtedness incurred by us or any of its subsidiaries since its most recent balance sheet;

    - 120% of the amount payable to all holders of any shares of any class of preferred stock assuming a liquidation as the date of our most recently available balance sheet.

    In the event of any voluntary or involuntary liquidation, dissolution, or winding up, the holders of the series C preferred shares shall be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of any of our capital stock of any class junior in rank to the series C preferred shares in respect of the preferences as to the distributions and payments on the liquidation, dissolution and winding up, an amount per series C preferred share equal to the sum of (i) $20,000 and (ii) a premium of 6% per year of the stated value from the date of issuance of the series C preferred stock; provided that, if the funds are insufficient to pay the full amount due to the holders of series C preferred shares and holders of shares of other classes or series of preferred stock that are of equal rank with the series C preferred shares as to payments of this type, then each holder of series C preferred shares and other preferred shares shall share equally in the available funds in accordance with their respective liquidation preferences. The purchase or redemption by us of stock of any class in any manner permitted by law shall not be regarded as a liquidation, dissolution or winding up. Neither our consolidation or merger with or into any other person, nor the sale or transfer by us of less than substantially all of its assets shall be deemed to be a liquidation, dissolution or winding up.

    The holders of series C preferred shares shall have no voting rights, except as required by law, including, but not limited to, the General Corporation Law of the State of Delaware.

    The series C preferred stock has an initial stated value of $20,000 per share, which increases at the rate of 6% per year. Each series C preferred share is convertible, beginning 120 days following the date of issuance, at the option of the holder, into the number of shares of common stock determined by dividing the stated value by the lower of (a) $5.875, and (b) 82.5% of the average of the closing bid prices for the five trading days prior to the date of conversion. Any series C preferred stock outstanding on July 22, 2002 will automatically be converted into common stock at the conversion price then in effect.

    If all the outstanding shares of series C preferred stock were converted as of May 9, 2000, based upon the closing bid prices of the shares prior to that date, under the conversion formula of the series C preferred stock the conversion price for the shares would be set at a price of $1.49 per share. After taking into effect a premium of 6% per year from the date of issuance provided for under the terms of the series C preferred stock, the 114 outstanding shares of series C preferred stock would be convertible into 1,599,881 shares of common stock, or approximately 19.4% of the outstanding shares. The following table includes the total number of shares that would be issued upon conversion of all the series C preferred stock, and the percentage of the currently issued and outstanding shares that such number of shares would represent, under the following assumptions, and in each case after taking into effect the 6% annual premium through May 9, 2000:

    (a) assuming the current conversion price of $1.49 per share;

    (b) assuming a conversion price based on an average closing bid price 25% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $1.36 per share;

    (c) assuming a conversion price based on an average closing bid price 50% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.91 per share; and

    (d) assuming a conversion price based on an average closing bid price 75% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.45 per share.

                                                      THE SERIES C PREFERRED
                                                      SHARES WOULD CONVERT INTO:
                                                      --------------------------
                                                       NUMBER OF       PERCENT
                                                        SHARES      OF OUTSTANDING
                                                      -----------   --------------
At the Current Conversion Price.....................   1,599,881          19.4%
At 25% below the Current Market Price...............   2,128,413          26.2%
At 50% below the Current Market Price...............   3,178,429          39.1%
At 75% below the Current Market Price...............   6,421,069          78.9%

    Under the conversion price formula, there is no ceiling on the number of shares of common stock into which the outstanding shares of series C preferred stock can be converted. As a result, as the price of the common stock decreases, the number of shares of common stock underlying the outstanding shares of series C preferred stock continues to increase.

    Under the conversion price formula, the series C preferred stock will be convertible at a rate at or below the common stock's market price. The lower the common stock's market price at the time a holder converts his outstanding shares of series C preferred stock, the more shares of common stock the holder will get in the conversion. To the extent a holder of shares of series C preferred stock converts and then sells the shares of common stock, the common stock's market price may decrease due to the additional shares in the market, allowing the selling holder to convert other shares of series C preferred stock into greater amounts of common stock, the sale of which could further depress the market price for the common stock. The downward pressure on the market price of the common stock as a holder of the series C preferred stock converts and sells material amounts of common stock could encourage short sales by other holders or others, placing further downward pressure on the market price of the common stock. The conversion of the outstanding shares of series C preferred stock may result in substantial dilution to the interest of other common stockholders, since each holder of the outstanding shares of series C preferred stock may ultimately convert and sell the full amount of common stock issuable upon conversion.

    After the 90th day following the issuance of the series C preferred stock, and through July 22, 2001, we have the right, under specified circumstances, to prohibit holders of the series C preferred stock from exercising any conversion rights for up to 90 days. If we exercise that right, we are required to compensate the holders of the series C preferred stock in cash or in shares of common stock. The right of the holders of the series C preferred stock to convert their shares is also subject to the following restrictions: (i) during the period beginning on the issuance date through the following 120 days, each holder may not convert more than 25% of the series C preferred stock purchased by such holder, (ii) during the period beginning on the issuance date through the following 150 days, each holder may not convert more than 50% of the series C preferred stock purchased by such holder; and
(iii) during the period beginning on the issuance date through the following
180 days, each holder may not convert more that 75% of the series C preferred stock purchased by such holder.

    At any time after the issuance date, HomeCom has the right, in its sole discretion, to redeem, from time to time, any or all of the series C preferred stock provided that specified conditions are met, including that we have cash, credit or standby underwriting facilities available to fund the redemption. The redemption price is (i) 105% of the original purchase for the first 30 days following the issuance date; (ii) 110% of the original purchase price for the next 90 days thereafter and (iii) 120% of the original purchase price after 120 days from the issuance date.

    No shares of the series C preferred stock may be converted if, following such conversion, the holder of the shares would beneficially own in excess of 4.9% of the outstanding shares. The issuance of the series C preferred stock is also subject to the NASDAQ National Market's Market Place Rule 4460 (i). Pursuant to the terms of this rule, we have agreed with the holders of the series C preferred stock that so long as we are subject to this rule or any rule substantially similar to this rule, we will not issue more than 19.99% of the common stock outstanding on the date the series C preferred stock was issued upon conversion of the series C preferred stock in the absence of:

    - the approval of the issuance by our stockholders; or

    - a waiver by NASDAQ of the provisions of that rule.

    On July 28, 1999, we completed a private placement of $3,500,000 principal amount of our series C convertible preferred stock and related warrants to purchase up to 59,574 shares of common stock. The series C preferred stock and warrants were sold in reliance on Rule 506 of the Securities Act, which provides an exemption from registration for sales to accredited investors, as defined by Rule 501 under Regulation D of the Securities Act.

    Pursuant to certain registration rights granted to the investors in the private placement, we have filed a registration statement under the Securities Act with respect to up to 1,244,444 shares of common stock issuable upon conversion of the series C preferred stock and exercise of the related warrants.

    We entered into, and consummated, the private placement of the series C preferred stock and the warrants based on a determination by our board of directors that HomeCom's level of cash and cash equivalents were inadequate to permit HomeCom to continue in existence for a sustained period. While the board of directors considered the disadvantages of the potential preferred stock, including (i) the potential dilution of the voting power per share of common stock, (ii) the potential dilution of the common stock book value, and
(iii) the potential negative impact on earnings per share of common stock, after negotiations with investment banking firms and potential investors, and based upon the pressures of the need for additional cash resources, the board of directors determined that it was in the best interests of HomeCom and its shareholders for HomeCom to proceed with the private placement based on the board's belief that such transactions offered the most favorable terms then available to HomeCom given the existing market conditions and HomeCom's need for additional cash resources.

SERIES D CONVERTIBLE PREFERRED STOCK

    Pursuant to our certificate of incorporation, the Board has classified 75 shares of preferred stock as Series D Convertible Preferred Stock with the rights, preferences, privileges and terms set forth in the certificate of designations filed with the State of Delaware. Of the 75 shares authorized by the Board, 8 shares are currently outstanding. The stated value per share of the series D preferred stock is $20,000. All shares of common stock are to be of junior rank to all series D preferred shares in respect to the preferences as to distributions and payments upon the liquidation, dissolution, and winding up of HomeCom. The rights of the shares of common stock are subject to the preferences and relative rights of the series D preferred shares. Except for the series B preferred stock and the series C preferred stock, the series D preferred shares shall be of greater rank than any series of common or preferred stock issued by us in the future. Without the prior express written consent of the holders of not less than a majority of the then outstanding series D preferred shares, we shall not hereafter authorize or issue additional or other capital stock that is of senior or equal rank to the series D preferred shares in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of HomeCom. Without the prior express written consent of the holders of not less than a majority of the then outstanding series D preferred shares, we shall not hereafter authorize or make any amendment to the our certificate of incorporation or bylaws, or make any resolution of the board of directors with the Delaware Secretary of State containing any provisions which would materially and adversely affect or otherwise impair the rights or relative priority of the holders of the series D preferred shares relative to the holders of the common stock or the holders of any other class of capital stock. In the event of our merger or consolidation with or into another corporation, the series D prefrred shares shall maintain their relative powers, designations, and preferences provided for herein, and no merger may result that is inconsistent with this provision.

    Holders of the series D preferred stock are not entitled to receive dividends. If any series D preferred shares are outstanding, we may not, without the prior express written consent of the holders of a majority of the then outstanding series D preferred shares, directly or indirectly declare, pay or make any dividends or other distributions upon any of the common stock unless written notice thereof has been given to holders of the series D preferred shares at least thirty (30) days prior to the earlier of (a) the record date taken for or (b) the payment of the dividend or other distribution. We may declare and pay a dividend in cash with respect to the common stock so long as we: (i) pay simultaneously to each holder of series D preferred shares an amount in cash equal to the amount the holder would have received had all of the holder's series D preferred shares been converted to common stock one business day prior to the record date for the dividend, and after giving effect to the payment of any dividend and any other payments required in connection therewith, including to the holders of the series D preferred shares, we have in cash or cash equivalents an amount equal to the aggregate of:

    - all of its liabilities reflected on its most recently available balance sheet;

    - the amount of any indebtedness incurred by us or any of its subsidiaries since its most recent balance sheet;

    - 120% of the amount payable to all holders of any shares of any class of preferred stock assuming a liquidation as the date of our most recently available balance sheet.

    In the event of any voluntary or involuntary liquidation, dissolution, or winding up, the holders of the series D preferred shares shall be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to our stockholders, before any amount shall be paid to the holders of any of our capital stock of any class junior in rank to the series D preferred shares in respect of the preferences as to the distributions and payments on the liquidation, dissolution and winding up, an amount per series D preferred share equal to the sum of (i) $20,000 and (ii) a premium of 6% per year of the stated value from the date of issuance of the series D preferred stock; provided that, if the funds are insufficient to pay the full amount due to the holders of series D preferred shares and holders of shares of other classes or series of preferred stock that are of equal rank with the series D preferred shares as to payments of this type, then each holder of series D preferred shares and other preferred shares shall share equally in the available funds in accordance with their respective liquidation preferences. The purchase or redemption by us of stock of any class in any manner permitted by law shall not be regarded as a liquidation, dissolution or winding up. Neither our consolidation or merger with or into any other person, nor the sale or transfer by us of less than substantially all of its assets shall be deemed to be a liquidation, dissolution or winding up.

    The holders of series D preferred shares shall have no voting rights, except as required by law, including, but not limited to, the General Corporation Law of the State of Delaware.

    The series D preferred stock has an initial stated value of $20,000 per share, which increases at the rate of 6% per year. Each series D preferred share is convertible, at the option of the holder, into the number of shares of common stock determined by dividing the stated value by the lower of (a) $5.875, and
(b) 82.5% of the average of the closing bid prices for the five trading days prior to the date of conversion. Any series D preferred stock outstanding on September 27, 2002 will automatically be converted into common stock at the conversion price then in effect.

    If all the outstanding shares of series D preferred stock were converted as of May 9, 2000, based upon the closing bid prices of the shares prior to that date, under the conversion formula of the series D preferred stock the conversion price for the shares would be set at a price of $1.49 per share. After taking into effect a premium of 6% per year from the date of issuance provided for under the terms of the series D preferred stock, the 8 outstanding shares of series D preferred stock would be convertible into 111,354 shares of common stock, or approximately 1.4% of the outstanding shares. The following table includes the total number of shares that would be issued upon conversion of all the series D preferred stock, and the percentage of the currently issued and outstanding shares that such number of shares would represent, under the following assumptions, and in each case after taking into effect the 6% annual premium through May 9, 2000:

    (a) assuming the current conversion price of $1.49 per share;

    (b) assuming a conversion price based on an average closing bid price 25% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $1.36 per share;

    (c) assuming a conversion price based on an average closing bid price 50% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.91 per share; and

    (d) assuming a conversion price based on an average closing bid price 75% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.45 per share.

                                                         THE SERIES D PREFERRED
                                                       SHARES WOULD CONVERT INTO:
                                                       --------------------------
                                                         NUMBER      PERCENT OF
                                                       OF SHARES     OUTSTANDING
                                                       ----------   -------------
At the Current Conversion Price......................    111,354         1.4%
At 25% below the Current Market Price................    147,876         1.8%
At 50% below the Current Market Price................    221,223         2.7%
At 75% below the Current Market Price................    447,216         5.5%

    Under the conversion price formula, there is no ceiling on the number of shares of common stock into which the outstanding shares of series D preferred stock can be converted. As a result, as the price of the common stock decreases, the number of shares of common stock underlying the outstanding shares of series D preferred stock continues to increase.

    Under the conversion price formula, the series D preferred stock will be convertible at a rate at or below the common stock's market price. The lower the common stock's market price at the time a holder converts his outstanding shares of series D preferred stock, the more shares of common stock the holder will get in the conversion. To the extent a holder of shares of series D preferred stock converts and then sells the shares of common stock, the common stock's market price may decrease due to the additional shares in the market, allowing the selling holder to convert other shares of series D preferred stock into greater amounts of common stock, the sale of which could further depress the market price for the common stock. The downward pressure on the market price of the common stock as a holder of the series D preferred stock converts and sells material amounts of common stock could encourage short sales by other holders or others, placing further downward pressure on the market price of the common stock. The conversion of the outstanding shares of series D preferred stock may result in substantial dilution to the interest of other common stockholders, since each holder of the outstanding shares of series D preferred stock may ultimately convert and sell the full amount of common stock issuable upon conversion.

    After the 90th day following the issuance of the series D preferred stock, and through September 27, 2001, we have the right, under specified circumstances, to prohibit holders of the series D preferred stock from exercising any conversion rights for up to 90 days. If we exercise that right, we are required to compensate the holders of the series D preferred stock in cash or in shares of common stock. The right of the holders of the series D preferred stock to convert their shares is also subject to the following restrictions: (i) during the period beginning on the issuance date through the following 90 days, each holder may not convert more than 25% of the series D preferred stock purchased by such holder, (ii) during the period beginning on the issuance date through the following 120 days, each holder may not convert more than 50% of the series D preferred stock purchased by such holder; and
(iii) during the period beginning on the issuance date through the following 150 days, each holder may not convert more that 75% of the series D preferred stock purchased by such holder.

    At any time after the issuance date, HomeCom has the right, in its sole discretion, to redeem, from time to time, any or all of the series D preferred stock provided that specified conditions are met, including that we have cash, credit or standby underwriting facilities available to fund the redemption. The redemption price is (i) 105% of the original purchase for the first 30 days following the issuance date; (ii) 110% of the original purchase price for the next 90 days thereafter and (iii) 120% of the original purchase price after 120 days from the issuance date.

    No shares of the series D preferred stock may be converted if, following such conversion, the holder of the shares would beneficially own in excess of 4.9% of the outstanding shares. The issuance of the series D preferred stock is also subject to the NASDAQ National Market's Market Place Rule 4460 (i). Pursuant to the terms of this rule, we have agreed with the holders of the series D preferred stock that so long as we are subject to this rule or any rule substantially similar to this rule, we will not issue more than 19.99% of the common stock outstanding on the date the series D preferred stock was issued upon conversion of the series D preferred stock in the absence of:

    - the approval of the issuance by our stockholders; or

    - a waiver by NASDAQ of the provisions of that rule.

    On September 28, 1999, we completed a private placement of $1,500,000 principal amount of our series D convertible preferred stock and related warrants to purchase up to 25,000 shares of common stock. The series D preferred stock and warrants were sold in reliance on Rule 506 of the Securities Act, which provides an exemption from registration for sales to accredited investors, as defined by Rule 501 under Regulation D of the Securities Act.

    Pursuant to certain registration rights granted to the investors in the private placement, we have filed a registration statement under the Securities Act with respect to up to 533,368 shares of common stock issuable upon conversion of the series D preferred stock and exercise of the related warrants.

    We entered into, and consummated, the private placement of the series D preferred stock and the warrants based on a determination by our board of directors that HomeCom's level of cash and cash equivalents were inadequate to permit HomeCom to continue in existence for a sustained period. While the board of directors considered the disadvantages of the potential preferred stock, including (i) the potential dilution of the voting power per share of common stock, (ii) the potential dilution of the common stock book value, and
(iii) the potential negative impact on earnings per share of common stock, after negotiations with investment banking firms and potential investors, and based upon the pressures of the need for additional cash resources, the board of directors determined that it was in the best interests of HomeCom and its shareholders for HomeCom to proceed with the private placement based on the board's belief that such transactions offered the most favorable terms then available to HomeCom given the existing market conditions and HomeCom's need for additional cash resources.

SERIES E CONVERTIBLE PREFERRED STOCK

    Pursuant to our certificate of incorporation, the Board has classified 107 shares of preferred stock as Series E Convertible Preferred Stock with the rights, preferences, privileges and terms set forth in the certificate of designations filed with the State of Delaware. Of the 107 shares authorized by the Board, 106.4 shares are currently outstanding. The stated value per share of the series E preferred stock is $20,000. All shares of common stock are to be of junior rank to all series E preferred shares in respect to the preferences as to distributions and payments upon the liquidation, dissolution, and winding up of HomeCom. The rights of the shares of common stock are subject to the preferences and relative rights of the series E preferred shares. Except for the series B preferred stock, the series C preferred stock, and the series D preferred stock, the series E preferred shares shall be of greater rank than any series of common or preferred stock issued by us in the future. Without the prior express written consent of the holders of not less than a majority of the then outstanding series E preferred shares, we shall not hereafter authorize or issue additional or other capital stock that is of senior or equal rank to the series E preferred shares in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of HomeCom. Without the prior express written consent of the holders of not less than a majority of the then outstanding series E preferred shares, we shall not hereafter authorize or make any amendment to the our certificate of incorporation or bylaws, or make any resolution of the board of directors with the Delaware Secretary of State containing any provisions which would materially and adversely affect or otherwise impair the rights or relative priority of the holders of the series D preferred shares relative to the holders of the common stock or the holders of any other class of capital stock. In the event of our merger or consolidation with or into anther corporation, the series D preferred shares shall maintain their relative powers, designations, and preferences provided for herein, and no merger may result that is inconsistent with this provision.

    Holders of the series E preferred stock are not entitled to receive dividends. If any series E preferred shares are outstanding, we may not, without the prior express written consent of the holders of a majority of the then outstanding series E preferred shares, directly or indirectly declare, pay or make any dividends or other distributions upon any of the common stock unless written notice thereof has been given to holders of the series E preferred shares at least thirty (30) days prior to the earlier of (a) the record date taken for or (b) the payment of the dividend or other distribution. We may declare and pay a dividend in cash with respect to the common stock so long as we: (i) pay simultaneously to each holder of series E preferred shares an amount in cash equal to the amount the holder would have received had all of the holder's series E preferred shares been converted to common stock one business day prior to the record date for the dividend, and after giving effect to the payment of any dividend and any other payments required in connection therewith, including to the holders of the series E preferred shares, we have in cash or cash equivalents an amount equal to the aggregate of:

    - all of its liabilities reflected on its most recently available balance sheet;

    - the amount of any indebtedness incurred by us or any of its subsidiaries since its most recent balance sheet;

    - 120% of the amount payable to all holders of any shares of any class of preferred stock assuming a liquidation as the date of our most recently available balance sheet.

    In the event of any voluntary or involuntary liquidation, dissolution, or winding up, the holders of the series E preferred shares shall be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to our stockholders, before any amount shall be paid to the holders of any of our capital stock of any class junior in rank to the series E preferred shares in respect of the preferences as to the distributions and payments on the liquidation, dissolution and winding up, an amount per series E preferred share equal to the sum of (i) $20,000 and (ii) a premium of 8% per year of the stated value from the date of issuance of the series E preferred stock; provided that, if the funds are insufficient to pay the full amount due to the holders of series E preferred shares and holders of shares of other classes or series of preferred stock that are of equal rank with the series E preferred shares as to payments of this type, then each holder of series E preferred shares and other preferred shares shall share equally in the available funds in accordance with their respective liquidation preferences. The purchase or redemption by us of stock of any class in any manner permitted by law shall not be regarded as a liquidation, dissolution or winding up. Neither our consolidation or merger with or into any other person, nor the sale or transfer by us of less than substantially all of its assets shall be deemed to be a liquidation, dissolution or winding up.

    The holders of series E preferred shares shall have no voting rights, except as required by law, including, but not limited to, the General Corporation Law of the State of Delaware.

    The series E preferred stock has an initial stated value of $20,000 per share, which increases at the rate of 8% per year. Each series E preferred share is convertible, at the option of the holder, into the number of shares of common stock determined by dividing the stated value by the lower of (a) $3.53, and
(b) 82.5% of the average of the closing bid prices for the five trading days prior to the date of conversion. Any series E preferred stock outstanding on April 14, 2003 will automatically be converted into common stock at the conversion price then in effect.

    If all the outstanding shares of series E preferred stock were converted as of May 9, 2000, based upon the closing bid prices of the shares prior to that date, under the conversion formula of the series E preferred stock the conversion price for the shares would be set at a price of $1.49 per share. After taking into effect a premium of 8% per year from the date of issuance provided for under the terms of the series E preferred stock, the 106.35 outstanding shares of series E preferred stock would be convertible into 1,435,652 shares of common stock, or approximately 17.6% of the outstanding shares. The following table includes the total number of shares that would be issued upon conversion of all the series E preferred stock, and the percentage of the currently issued and outstanding shares that such number of shares would represent, under the following assumptions, and in each case after taking into effect the 6% annual premium through May 9, 2000:

    (a) assuming the current conversion price of $1.49 per share;

    (b) assuming a conversion price based on an average closing bid price 25% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $1.36 per share;

    (c) assuming a conversion price based on an average closing bid price 50% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.91 per share; and

    (d) assuming a conversion price based on an average closing bid price 75% below the closing bid price as of May 8, 2000 of $1.8125 per share, or $0.45 per share.

                                                         THE SERIES E PREFERRED
                                                          SHARES WOULD CONVERT
                                                                 INTO:
                                                        ------------------------
                                                          NUMBER     PERCENT OF
                                                        OF SHARES    OUTSTANDING
                                                        ----------   -----------
At the Current Conversion Price.......................  1,435,652       17.6%
At 25% below the Current Market Price.................  1,906,525       23.4%
At 50% below the Current Market Price.................  2,852,161       35.1%
At 75% below the Current Market Price.................  5,765,825       70.9%

    Under the conversion price formula, there is no ceiling on the number of shares of common stock into which the outstanding shares of series E preferred stock can be converted. As a result, as the price of the common stock decreases, the number of shares of common stock underlying the outstanding shares of series E preferred stock continues to increase.

    Under the conversion price formula, the series E preferred stock will be convertible at a rate at or below the common stock's market price. The lower the common stock's market price at the time a holder converts his outstanding shares of series E preferred stock, the more shares of common stock the holder will get in the conversion. To the extent a holder of shares of series E preferred stock converts and then sells the shares of common stock, the common stock's market price may decrease due to the additional shares in the market, allowing the selling holder to convert other shares of series E preferred stock into greater amounts of common stock, the sale of which could further depress the market price for the common stock. The downward pressure on the market price of the common stock as a holder of the series E preferred stock converts and sells material amounts of common stock could encourage short sales by other holders or others, placing further downward pressure on the market price of the common stock. The conversion of the outstanding shares of series E preferred stock may result in substantial dilution to the interest of other common stockholders, since each holder of the outstanding shares of series E preferred stock may ultimately convert and sell the full amount of common stock issuable upon conversion.

    After the 90th day following the issuance of the series E preferred stock, and through April 14, 2002, we have the right, under specified circumstances, to prohibit holders of the series E preferred stock from exercising any conversion rights for up to 90 days. If we exercise that right, we are required to compensate the holders of the series E preferred stock in cash or in shares of common stock.

    At any time after the issuance date, HomeCom has the right, in its sole discretion, to redeem, from time to time, any or all of the series E preferred stock provided that specified conditions are met, including that we have cash, credit or standby underwriting facilities available to fund the redemption. The redemption price is (i) 105% of the original purchase for the first 30 days following the issuance date; (ii) 110% of the original purchase price for the next 90 days thereafter and (iii) 120% of the original purchase price after 120 days from the issuance date.

    No shares of the series E preferred stock may be converted if, following such conversion, the holder of the shares would beneficially own in excess of 4.9% of the outstanding shares. The issuance of the series E preferred stock is also subject to the NASDAQ National Market's Market Place Rule 4460 (i). Pursuant to the terms of this rule, we have agreed with the holders of the series E preferred stock that so long as we are subject to this rule or any rule substantially similar to this rule, we will not issue more than 19.99% of the common stock outstanding on the date the series E preferred stock was issued upon conversion of the series E preferred stock in the absence of:

    - the approval of the issuance by our stockholders; or

    - a waiver by NASDAQ of the provisions of that rule.

    On April 14, 2000, we completed a private placement of $2,127,000 principal amount of our series E convertible preferred stock and related warrants to purchase up to 66,667 shares of common stock. The series E preferred stock and warrants were sold in reliance on Rule 506 of the Securities Act, which provides an exemption from registration for sales to accredited investors, as defined by Rule 501 under Regulation D of the Securities Act.

    Pursuant to certain registration rights granted to the investors in the private placement, we are obligated to file under the Securities Act the registration statement of which this prospectus forms a part.

    We entered into, and consummated, the private placement of the series E preferred stock and the warrants based on a determination by our board of directors that HomeCom's level of cash and cash equivalents were inadequate to permit HomeCom to continue in existence for a sustained period. While the board of directors considered the disadvantages of the potential preferred stock, including (i) the potential dilution of the voting power per share of common stock, (ii) the potential dilution of the common stock book value, and
(iii) the potential negative impact on earnings per share of common stock, after negotiations with investment banking firms and potential investors, and based upon the pressures of the need for additional cash resources, the board of directors determined that it was in the best interests of HomeCom and its shareholders for HomeCom to proceed with the private placement based on the board's belief that such transactions offered the most favorable terms then available to HomeCom given the existing market conditions and HomeCom's need for additional cash resources.

                                    WARRANTS

    In connection with the completion with the our initial public offering, we granted to our underwriter, Ladenburg Thalmann & Co. Inc., the underwriter, warrants to acquire 100,000 shares of the common stock at an exercise price of $7.20 per share. The exercise price is subject to adjustment under specified circumstances. The underwriter warrants expire on May 12, 2002, if not earlier exercised.

    In connection with the completion of a sale of debentures in December of 1998, we issued to First Granite Securities, Inc., an entity designated by the holder of the debentures, warrants to acquire an aggregate 400,000 shares of common stock. Of these warrants, warrants to acquire an aggregate of 200,000 shares are exercisable at a price of $4.00 per share (of which 156,875 had been exercised as of November 15, 1999) and warrants to acquire an aggregate 200,000 shares are exercisable at a price of $6.00 per share. The exercise price of these debenture warrants is subject to adjustment under specified circumstances. If not earlier exercised, the debenture warrants expire on October 27, 2000. Pursuant to an agreement dated April 8, 1998, in the event that we agree to adjust the exercise price of the series B preferred stock warrants to an exercise price below $5.00, we have also agreed to amend the exercise price of any unexercised debenture warrants to the reduced exercise price.

    In connection with the completion of the sale of our series A preferred stock, we issued the series A preferred stock warrants. These warrants represent the right to acquire an aggregate of 125,000 shares of common stock, with warrants to purchase 62,500 shares of common stock having an exercise price per share equal to $14.50 per share and warrants to purchase the remaining 62,500 shares having an exercise price equal to $15.825. The exercise price of these warrants is subject to adjustment under specified circumstances. The series A preferred stock warrants will expire on December 31, 2000, and are eligible to be exercised at any time on or after June 23, 1998.

    In connection with the completion of the sale of series B convertible preferred stock, we issued series B convertible preferred stock warrants. These warrants represent the right to acquire an aggregate of 250,000 shares of common stock, each with an exercise price per share equal to $5.70 per share. The exercise price of these warrants is subject to adjustment under specified circumstances. The series B convertible preferred stock warrants will expire on March 24, 2004, if not earlier exercised.

    In connection with the sale of the series C convertible preferred stock, we issued series C preferred stock warrants. These warrants represent the right to acquire an aggregate of up to 59,574 shares of common stock. The warrants expire on July 27, 2004 and have an exercise price of $7.34 per share, subject to adjustment. We also issued warrants to acquire an aggregate of 77,000 shares of common stock having an exercise price per share equal to $5.813, subject to adjustment. These warrants will expire on July 30, 2004.

    In connection with the sale of the series D convertible preferred stock, we issued series D preferred stock warrants. These warrants represent the right to acquire an aggregate of up to 25,000 shares of common stock. The warrants expire on September 27, 2004 and have an exercise price of $7.34 per share, subject to adjustment.

    In connection with the sale of the series E convertible preferred stock, we issued series E preferred stock warrants. These warrants represent the right to acquire an aggregate of up to 66,667 shares of common stock. The warrants expire on April 14, 2005 and have an exercise price of $3.35 per share, subject to adjustment.

    Warrants to acquire an additional 315,000 shares at an exercise price of $3.74 per share were issued in conjunction with the acquisition of First Institutional Marketing, Inc. and certain of its affiliates. The shares issuable upon exercise of these warrants have not been registered under the Securities Act and are not currently available for resale upon issuance following exercise of the warrants.

                                 LEGAL MATTERS

    The validity of the shares offered under this prospectus will be passed upon by Sims Moss Kline & Davis LLP, Atlanta, Georgia, counsel to HomeCom.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K of HomeCom for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Some information in the registration statement has been omitted from this prospectus as permitted by the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of copying fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our latest annual report and quarterly reports can also be accessed through our Internet World Wide Web site at http://www.homecom.com. Our common stock is quoted on The Nasdaq SmallCap Market(TM). Reports, proxy and information statements and other information concerning HomeCom. may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to incorporate by reference some of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

    1. Our quarterly report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-29204);

    2. Our annual report on Form 10-K for the year ended December 31, 1999 (File No. 0-29204); and

    3. Our definitive proxy statement dated May 5, 2000, filed in connection with our June 29, 2000, annual meeting of shareholders.

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to the documents. You should direct any requests for documents to Corporate Communications and Investor Relations, HomeCom Communications, Inc., Building 14, Suite 100, 3535 Piedmont Road, Atlanta, Georgia 30305, telephone
(404) 237-4646.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Registrant will bear no expenses in connection with any sale or other distribution by the selling shareholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee........................................  $      558.25
Legal fees and expenses.....................................      15,000.00
Accounting fees and expenses................................      10,000.00
NASD listing fee............................................       7,500.00
Miscellaneous expenses......................................       2,000.00
                                                              ----------
    Total...................................................  $   35,058.25
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Delaware General Corporation Law (the "DGCL") permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of duty of care or other duty as a director, provided that no provision shall eliminate or limit the liability of a director: (A) for an appropriation, in violation of his duties, of any business opportunity of the corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for unlawful corporate distributions; or (D) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Delaware corporate law (and not for violation of other laws, such as the federal securities laws). The Company's Restated Certificate of Incorporation (the "Restated Certificate") exonerates the Company's directors from monetary liability to the extent permitted by this statutory provision.

    The Company's Restated Certificate of Incorporation and Restated Bylaws (the "Restated Bylaws") also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company), by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the DGCL.

    Notwithstanding any provisions of the Company's Restated Certificate of Incorporation and Restated Bylaws to the contrary, the DGCL provides that the Company shall not indemnify a director or officer for any liability incurred in a proceeding in which the director is adjudged liable to the Company or is subjected to injunctive relief in favor of the Company: (1) for any appropriation, in violation of his duties, of any business opportunity of the Company; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law; (3) for unlawful corporate distributions; or
(4) for any transaction from which the director or officer received an improper personal benefit.

ITEM 16. EXHIBITS.

EXHIBITS
--------
         3.7            --   Amended Certificate of Designations, Preferences and Rights
                             of Series E Convertible Preferred Stock of HomeCom
                             Communications, Inc. dated as of April 14, 2000

         5.1            --   Opinion of Sims Moss Kline & Davis LLP

        10.86           --   Securities Purchase Agreement dated as of April 14, 2000, by and among HomeCom Communications, Inc. and McNab LLC

        10.87           --   Registration Rights Agreement dated as of April 14, 2000, by and among HomeCom Communications, Inc. and McNab LLC

        10.88           --   Transfer Agent Instructions dated as of April 14, 2000

        10.89           --   Transfer Agent Legal Opinion dated as of April 14, 2000

        10.90           --   Warrant Agreement, dated as of April 14, 2000, by and among
                             McNab LLC and HomeCom Communications, Inc.

        23.1            --   Consent of PricewaterhouseCoopers LLP, Independent
                             Accountants

        23.2            --   Consent of Sims Moss Kline & Davis LLP (included in Exhibit
                             5.1)

        24.1            --   Power of Attorney (see page II-3)

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
    Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, HomeCom Communications, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 31, 2000.

                                                       HOMECOM COMMUNICATIONS, INC.

                                                       By:              /s/ HARVEY W. SAX
                                                            -----------------------------------------
                                                                          Harvey W. Sax
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Harvey W. Sax and James Wm. Ellsworth, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
                  /s/ HARVEY W. SAX
     -------------------------------------------       President, Chief Executive      May 31, 2000
                    Harvey W. Sax                        Officer and Director

              /s/ GIA BOKUCHAVA, PH.D.
     -------------------------------------------       Chief Technical Officer and     May 31, 2000
                Gia Bokuchava, Ph.D.                     Director

                   /s/ ROGER NEBEL
     -------------------------------------------       Director                        May 31, 2000
                     Roger Nebel

                 /s/ WILLIAM WALKER
     -------------------------------------------       Director                        May 31, 2000
                   William Walker

                  /s/ CLAUDE THOMAS
     -------------------------------------------       Director                        May 31, 2000
                    Claude Thomas

               /s/ JAMES WM. ELLSWORTH
     -------------------------------------------       Chief Financial Officer and     May 31, 2000
                 James Wm. Ellsworth                     Director

                /s/ DANIEL A. DELITY
     -------------------------------------------       Director                        May 31, 2000
                  Daniel A. Delity

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER                                        DESCRIPTION
---------------------                                -----------
         3.7            --   Amended Certificate of Designations, Preferences and Rights
                             of Series E Convertible Preferred Stock of HomeCom
                             Communications, Inc. dated as of April 14, 2000

         5.1            --   Opinion of Sims Moss Kline & Davis LLP

        10.86           --   Securities Purchase Agreement dated as of April 14, 2000, by and among HomeCom Communications, Inc. and McNab LLC

        10.87           --   Registration Rights Agreement dated as of April 14, 2000, by and among HomeCom Communications, Inc. and McNab LLC

        10.88           --   Transfer Agent Instructions dated as of April 14, 2000

        10.89           --   Transfer Agent Legal Opinion dated as of April 14, 2000

        10.90           --   Warrant Agreement, dated as of April 14, 2000, by and among
                             MacNab LLC and HomeCom Communications, Inc.

        23.1            --   Consent of PricewaterhouseCoopers LLP, Independent
                             Accountants